**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 25, 2018
(correcting order dated September 25, 2018)**

**ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933**

Entasis Therapeutics Holdings, Inc.

File No. 333-226920 - CF#35859

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Entasis Therapeutics Holdings, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on August 17, 2018, as amended.

Based on representations by Entasis Therapeutics Holdings, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through March 23, 2028
Exhibit 10.2	through March 23, 2028
Exhibit 10.3	through March 23, 2028
Exhibit 10.4	through March 23, 2028
Exhibit 10.5	through June 30, 2028

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary